SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                               INVESCO PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  INVESCO Transaction in Own Shares
                                ---------------------------------

INVESCO PLC
IMMEDIATE RELEASE  3 JULY 2007
CONTACT: MICHAEL PERMAN TEL: 020 7065 3942



INVESCO PLC announces that on 3 July 2007 it purchased 100,000 of its Ordinary Shares at a price of 659.6837 pence per share. It is intended that these shares will be held in Treasury. Following the purchase, INVESCO plc holds 1,430,000 of its ordinary shares in Treasury and has a total of 841,893,969 ordinary shares (excluding shares held in Treasury) in issue.

END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                INVESCO PLC
                                        ------------------------------
                                                (Registrant)



Date  03 July, 2007                   By   /s/  Michael S. Permany
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary